UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK

REPURCHASE SAVINGS AND SIMILAR PLANS

PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended: December 31, 2011

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to

Commission file number: 1-8944

(Full Title of the plan and the address of the plan,

if different from that of issuer named below)

NORTHSHORE MINING COMPANY

and

SILVER BAY POWER COMPANY

RETIREMENT SAVINGS PLAN

10 OUTER DRIVE

SILVER BAY, MINNESOTA 55614

(Name of Issuer of the securities held pursuant to

the Plan and the address of its principal executive office)

CLIFFS NATURAL RESOURCES INC., 200 Public Square, Suite 3300,

Cleveland, Ohio 44114-2513

NORTHSHORE MINING COMPANY

AND

SILVER BAY POWER COMPANY

RETIREMENT SAVINGS PLAN

FINANCIAL STATEMENTS

WITH

REPORT OF INDEPENDENT

REGISTERED PUBLIC ACCOUNTING FIRM

December 31, 2011

NORTHSHORE MINING COMPANY

AND

SILVER BAY POWER COMPANY

RETIREMENT SAVINGS PLAN (“Plan”)

Audited financial statements and supplemental schedule for the Plan prepared in accordance with the financial reporting requirements of the Employee Retirement Income Security Act of 1974, as amended, are filed herewith in lieu of an audited statement of financial condition and statement of income and changes in plan equity.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Plan Administrator

    Northshore Mining Company and Silver Bay Power Company Retirement Savings Plan

Cleveland, Ohio

We have audited the accompanying Statement of Net Assets Available for Benefits of the Northshore Mining Company and Silver Bay Power Company Retirement Savings Plan and the related Statement of Changes in Net Assets Available for Benefits for the years ended December 31, 2011 and 2010. These financial statements and supplemental schedule are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of Northshore Mining Company and Silver Bay Power Company Retirement Savings Plan as of December 31, 2011 and 2010, and the changes in its net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the financial statements as a whole. The supplemental schedule of assets held for investment purposes at end of year, referred to as “supplemental information,” is presented for the purpose of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. Such information is the responsibility of the Plan’s management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Meaden & Moore, Ltd.

MEADEN & MOORE, LTD.

Certified Public Accountants

June 25, 2012

Cleveland, Ohio

STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS

Northshore Mining Company and Silver Bay Power Company

Retirement Savings Plan

	December 31
	2011	2010
ASSETS
Cash	$—	$120,074

Receivable - Employee contributions	123,975	142,187
Receivable - Employer contributions	36,267	51,045
Receivable - Employer discretionary contribution	4,256,792	3,703,367
Notes receivable from participants	2,387,109	2,160,758

Total Receivables	6,804,143	6,057,357

Investments:
Cliffs Natural Resources, Inc. Common Stock	32,954,253	43,211,763
T. Rowe Price DFA Emerging Markets Value	117,519	—
T. Rowe Price Dodge & Cox Int’l Stock	4,112	—
T. Rowe Price Equity Index 500 Fund	—	5,797,669
T. Rowe Price Equity Spectrum Income Fund	8,951,876	7,691,564
T. Rowe Price Fidelity Spartan EX MKT	1,052	—
T. Rowe Price Loomis Ayles Small Cap Growth	108,757	—
T. Rowe Price New America Growth Fund	4,803,323	5,366,405
T. Rowe Price Capital Appreciation Fund	7,359,209	7,061,427
T. Rowe Price Prime Reserve Fund	7,451,433	5,390,314
T. Rowe Price International Stock Fund	4,730,291	5,916,894
T. Rowe Price Pimco High Yield Instl.	55,190	—
T. Rowe Price Stable Value Fund	10,168,890	6,845,106
T. Rowe Price Mid-Cap Growth Fund	7,852,999	8,260,535
T. Rowe Price Equity Income Fund	3,394,569	3,704,067
T. Rowe Price Boston Co Small Cap Value	531,146	508,958
T. Rowe Price Vanguard INFL Protected Bond	119,501	—
T. Rowe Price Vangard INST Index	5,586,709	—
T. Rowe Price Retirement 2005 Fund	7,007	30,733
T. Rowe Price Retirement 2010 Fund	323,759	288,651
T. Rowe Price Retirement 2015 Fund	1,605,924	824,000
T. Rowe Price Retirement 2020 Fund	2,570,207	2,004,989
T. Rowe Price Retirement 2030 Fund	647,081	478,071
T. Rowe Price Retirement 2035 Fund	418,698	332,904
T. Rowe Price Retirement 2025 Fund	1,865,290	1,093,188
T. Rowe Price Retirement 2040 Fund	1,148,170	845,450
T. Rowe Price Retirement 2045 Fund	1,001,821	590,872
T. Rowe Price Retirement 2050 Fund	359,052	158,644
T. Rowe Price Retirement 2055 Fund	129,681	51,038
T. Rowe Price Retirement Income Fund	627,600	256,735

Total Investments	104,895,119	106,709,977

Total Assets	111,699,262	112,887,408

LIABILITIES

Total Liabilities	—	—

Net Assets Available for Benefits (at Fair Value)	111,699,262	112,887,408

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(354,637)	(247,411)

Net Assets Available for Benefits	$111,344,625	$112,639,997

See accompanying notes.

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

Northshore Mining Company and Silver Bay Power Company

Retirement Savings Plan

	Year Ended December 31
	2011	2010
Additions to Net Assets Attributed to:
Contributions:
Employer	$5,708,981	$4,937,438
Employee	4,294,288	3,694,888
Rollover	96,209	68,398

	10,099,478	8,700,724

Interest income on notes receivable from participants	109,455	105,091

Investment Income
Interest and dividend income	2,455,450	1,719,869
Net appreciation on investments	—	25,216,580

Total Additions	12,664,383	35,742,264

Deductions from Net Assets Attributed to:
Benefits paid to participants	5,258,420	7,442,664
Net depreciation on investments	8,678,720	—
Administrative expenses	22,615	6

Total Deductions	13,959,755	7,442,670

Net Increase (Decrease)	(1,295,372)	28,299,594

Net Assets Available for Benefits:
Beginning of Year	112,639,997	84,340,403

End of Year	$111,344,625	$112,639,997

See accompanying notes.

NOTES TO FINANCIAL STATEMENTS

Northshore Mining Company and Silver Bay Power Company

Retirement Savings Plan

1.	Description of Plan

The following description of The Northshore Mining Company and Silver Bay Power Company Retirement Savings Plan (the “Plan”) provides only general information. Participants should refer to the Plan document for a complete description of the Plan’s provisions.

General:

The Plan, which began October 1, 1994, is a defined contribution plan covering all employees of Northshore Mining Company and Silver Bay Power Company (the “Company”) who meet the eligibility requirements. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”). The Plan has been restated, effective January 1, 2007. The Plan was last amended in 2010 as described under employer contributions.

Eligibility:

All full-time employees of the Companies are eligible to participate in the Plan.

Contributions:

Employee Contributions - Participants may elect a portion of their compensation between 1% to 35% to be contributed to the Plan.

Employer Contributions - Effective January 1, 2010, for all participants, the Company made a Safe Harbor election and shall make matching contributions of 100% for the participants’ deferrals not in excess of 3% of eligible earnings and 50% of all participants’ deferrals greater than 3% and up to 5% of eligible earnings.

Employer Discretionary Contributions - The Company may also contribute for any Plan year additional matching amounts (as limited) as shall be determined by the Board of Directors of the Company.

Contributions are subject to limitations on annual additions and other limitations imposed by the Internal Revenue Code as defined in the Plan agreement.

Participants’ Accounts:

401(k) Accounts - Each participant’s account is credited with the participant’s elective contributions, employer matching contributions, earnings and losses thereon. Plan participants are allocated participation in the fund(s) based on cash value. Under the cash value method, total monthly earnings are divided by the total value of the fund(s) to obtain a ratio, which is then multiplied by each participant’s account balance in the fund(s) at the beginning of the month.

Rollover contributions from other plans are also accepted, providing certain specified conditions are met.

Vesting:

All participants are 100% vested in elective deferrals, rollover contributions and Company matching and discretionary contributions made to the Plan.

NOTES TO FINANCIAL STATEMENTS

Northshore Mining Company and Silver Bay Power Company

Retirement Savings Plan

1.	Description of Plan, Continued

Notes Receivable From Participants:

Loans are permitted under certain circumstances and are subject to limitations. Participants may borrow from their fund accounts a minimum of $1,000, up to a maximum equal to the lesser of $50,000 or 50% of their account balance. Loans are repaid over a period not to exceed 5 years with exceptions for the purchase of a primary residence.

The loans are secured by the balance in the participant’s account and bear interest at rates commercially reasonable that are published on the first day of the month proceeding the month the loan was granted. Principal and interest are paid ratably through monthly payroll deductions.

Payment of Benefits:

Upon termination of service by reason of retirement, disability, or other reasons, a participant has the option to keep their funds in the Plan without option of contribution until age 70 1/2 or receive a lump sum equal to the value of his or her account. Upon death, a participant’s beneficiary receives a lump sum amount equal to the value of his or her account.

Hardship Withdrawals:

Hardship withdrawals are permitted in accordance with the Plan and Internal Revenue Service guidelines.

Investment Options:

Upon enrollment in the Plan, a participant may direct his or her contributions in any or all of the investment options offered by the Plan.

2.	Summary of Significant Accounting Policies

Basis of Accounting:

The Plan’s transactions are reported on the accrual basis of accounting. All investment securities are stated at fair value as measured by quoted prices in active markets. Shares of mutual funds are valued at the net asset value of shares held by the Plan at year end.

As described under current accounting guidance, investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The Statements of Net Assets Available for Benefits presents the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis.

Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date.

NOTES TO FINANCIAL STATEMENTS

Northshore Mining Company and Silver Bay Power Company

Retirement Savings Plan

2.	Summary of Significant Accounting Policies, Continued

Use of Estimates:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Subsequent Events:

The Plan evaluates events occurring subsequent to the date of the financial statements in determining the accounting for and disclosure of transactions and events that affect the financial statements.

Administrative Fees:

The Plan pays the trustee fees, audit fees and other expenses of the Plan, unless the Company elects to pay all or part of these expenses. For the years ended December 31, 2011 and 2010, the Company paid all such expenses, except for $22,615 and $6, respectively. Other administrative expenses of the Plan, such as salaries and use of facilities are paid by the Company.

Plan Termination:

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.

Reclassifications:

Certain prior year amounts have been reclassified to conform with the current year presentation.

3.	Tax Status

On March 23, 2009, the Internal Revenue Service stated that the Plan was in compliance with the applicable requirements of the Internal Revenue Code. The Plan has been amended since that date. The Plan sponsor believes that the Plan is being operated in accordance with the requirements of the Internal Revenue Code.

Accounting principles generally accepted in the United States of America require plan management to evaluate tax positions taken by the Plan and recognize a tax liability if the Plan has taken uncertain tax positions that more-likely-than-not would not be sustained upon examination by applicable taxing authorities. The Plan administrator has analyzed tax positions taken by the Plan and has concluded that, as of December 31, 2011, there are no uncertain tax positions taken, or expected to be taken, that would require recognition of a liability or that would require disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions. However, currently no audits for any tax periods are in progress. The Plan administrator believes that the Plan is no longer subject to income tax examinations for years prior to December 31, 2008.

NOTES TO FINANCIAL STATEMENTS

Northshore Mining Company and Silver Bay Power Company

Retirement Savings Plan

4.	Investments

The Plan’s funds are invested in Cliffs Natural Resources Inc. (“Cliffs”) common stock and mutual funds through T. Rowe Price. Investments which constitute more than 5% of the Plan’s net assets are:

	2011	2010
Cliffs Natural Resources Inc. Common Stock	$32,954,253	$43,211,763
T. Rowe Price Equity Index 500 Fund	NA	$5,797,669
T. Rowe Price Equity Spectrum Income Fund	$8,951,876	$7,691,564
T. Rowe Price Capital Appreciation Fund	$7,359,209	$7,061,427
T. Rowe Price Prime Reserve Fund	$7,451,433	NA
T. Rowe Price International Stock Fund	NA	$5,916,894
T. Rowe Price Stable Value Fund	$9,814,253	$6,597,695
T. Rowe Price Mid-Cap Growth Fund	$7,852,999	$8,260,535
T. Rowe Price Vanguard INST Index	$5,586,709	NA

Net realized and unrealized appreciation (depreciation) in the fair value of investments, as determined by quoted market prices, is as follows:

	For the Year Ended December 31
	2011	2010
Cliffs Natural Resources Inc. Common Stock	($6,429,817)	$15,953,832
Mutual Funds	($2,248,903)	9,262,748

	($8,678,720)	$25,216,580

5.	Benefit Responsive Contract

Stable value investment contracts are valued at fair value and adjusted to contract value which is cost plus accrued income minus redemptions, because these investments have fully benefit-responsive features. The fair value of the investment contract at December 31, 2011 and 2010, was $10,168,890 and $6,845,106, respectively, and the contract value of the investment contract at December 31, 2011 and 2010 was $9,814,253 and $6,597,695, respectively.

The Plan holds a stable value investment contract with T. Rowe Price Trust Company, the trustee. The investment contract consists of a portfolio of underlying assets owned by the Plan, and a wrap contract issued by a financially responsible third party, typically a bank, insurance company, or other financial services institution. The issuer of the wrap contract provides for unscheduled withdrawals for the contract at contract value, regardless of the value of the underlying assets, in order to fund permitted participant-initiated withdrawals from the trust.

Investment contracts provide for a variable crediting rate, which typically resets at least quarterly, and the issuer of the wrap contract provides assurance that future adjustments to the crediting rate cannot result in a crediting rate less than zero. The crediting rate is based, in part, on the relationship between the contract value and the market value of the underlying assets, as well as previously realized gains and losses on underlying assets. The crediting rate will generally reflect, over time, movement in prevailing interest rates.

NOTES TO FINANCIAL STATEMENTS

Northshore Mining Company and Silver Bay Power Company

Retirement Savings Plan

5.	Benefit Responsive Contract, Continued

However, at times, the crediting rate may be more or less than prevailing rates or the actual income earned on the underlying assets.

As described in Note 2, because the stable value investment contract is fully benefit-responsive, contract value is the relevant measurement attribute for that portion of the net assets available for benefits attributable to the stable value investment contract. Contract value, as reported by T. Rowe Price Trust Company, represents cost plus accrued income minus redemptions. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value.

The existence of certain conditions can limit the Plan’s ability to transact at contract value with the issuers of its investment contracts. Specifically, any event outside the normal operation of the Plan which causes a withdrawal from an investment contract may result in a negative market value adjustment with respect to such withdrawal. Examples of such events include, but are not limited to, partial or complete legal termination of the Plan, tax disqualification of the Plan, and certain Plan amendments if issuers’ consent is not obtained. As of December 31, 2011, the occurrence of an event outside normal operation of the trust which would cause a withdrawal from an investment contract is not considered to be probable.

In addition to the limitations noted above, issuers of investment contracts have certain rights to terminate a contract and settle at an amount which differs from contract value. For example, certain breaches by the Plan of its obligations, representations, or warranties under the terms of an investment contract can result in its termination at market value, which may differ from contract value. Investment contracts may also provide for termination with no payment obligation from the issuer if the performance of the contract constitutes a prohibited transaction under ERISA or other applicable law. Investment contracts may also provide issuers with the right to reduce contract value in the event an underlying security suffers a credit event or the right to terminate the contract in the event certain investment guidelines are materially breached and not cured.

	2011
	Investments at Fair Value	Adjustment to Contract Value	Investments at Contract Value
Benefit Responsive Contracts	$10,168,890	$(354,637)	$9,814,253

	2010
	Investments at Fair Value	Adjustment to Contract Value	Investments at Contract Value
Benefit Responsive Contracts	$6,845,106	$(247,411)	$6,597,695

The average yield based on actual earnings of the contract was 2.69% and 3.65%, as of December 31, 2011 and 2010, respectively. The crediting interest rate was 2.97% and 4.10% as of December 31, 2011 and 2010, respectively.

NOTES TO FINANCIAL STATEMENTS

Northshore Mining Company and Silver Bay Power Company

Retirement Savings Plan

6.	Party-in-Interest Transactions

Certain Plan investments are shares of mutual funds managed by T. Rowe Price, the Trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest. Usual and customary fees were paid by the Plan for the investment management services.

The Plan purchased shares of Cliffs’, the Plan Sponsor, common stock for $22,045,010 and sold shares of Cliffs’ common stock for $25,872,703 in 2011. The Plan purchased shares of Cliffs’, the Plan Sponsor, common stock for $14,694,025 and sold shares of Cliffs’ common stock for $16,166,953 in 2010.

7.	Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risk such as interest rate, market and credit risks. Due to the level of risks associated with certain investment securities, it is at least reasonably possible that changes in the values if investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

8.	Fair Value of Financial Assets

As defined in current accounting guidance, fair value is the price that would be received to sell an asset, or paid to transfer a liability, in an orderly transaction between market participants at the measurement date.

In determining fair value, the Plan utilizes certain assumptions that market participants would use in pricing the asset or liability, including assumptions about risk and/or the risks inherent in the inputs to the valuation technique. These inputs can be readily observable, market corroborated, or generally unobservable firm inputs. The Plan utilizes valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs. Based on the examination of the inputs used in the valuation techniques, the Plan is required to provide the following information according to the fair value hierarchy. The fair value hierarchy ranks the quality and reliability of the information used to determine fair values. Financial assets and liabilities carried at fair value will be classified and disclosed in one of the following three categories:

•	Level 1: Quoted market prices in active markets for identical assets or liabilities.

•	Level 2: Observable market based inputs or unobservable inputs that are corroborated by market data.

•	Quoted prices for similar assets or liabilities in active markets;

•	Quoted prices for identical or similar assets or liabilities in inactive markets;

•	Inputs other than quoted prices that are observable for the asset or liability;

•	Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

•	Level 3: Unobservable inputs that are not corroborated by market data.

A financial instrument’s categorization within the valuation hierarchy is based upon the lowest level of input that is significant to the fair value measurement.

Following is a description of the valuation methodologies used for instruments measured at fair value, including the general classification of such instruments pursuant to the valuation hierarchy.

Common Stocks and Mutual Funds:

The fair value of the common stocks and mutual funds are based on quoted market prices. These instruments are classified in the Level 1 category of the hierarchy.

NOTES TO FINANCIAL STATEMENTS

Northshore Mining Company and Silver Bay Power Company

Retirement Savings Plan

8.	Fair Value of Financial Assets, Continued

Stable Value Investment Contract:

The fair value of the stable value investment contract is determined by discounting the scheduled future payments required under the contract using an interpolated market rate for contracts with maturities comparable to the average remaining life of the contract being valued. Fair value reflects interest accrued on the contract, assuming the contract is held to maturity and, therefore, not subject to any adjustments that could be assessed by the issuer for certain types of withdrawals or early surrender by the trust. The fair value of wrap contracts reflects the discounted present value of the difference between the current wrap contract cost and its replacement cost, based on issuer quotes. The contract is classified in the Level 2 category of the valuation hierarchy.

The following table presents the financial assets of the Plan measured at fair value on a recurring basis at December 31, 2011:

	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total
Mutual Funds:
Money Market Funds	$7,451,433	$—	$—	$7,451,433
Fixed Income Funds	9,126,567	—	—	9,126,567
Equity Funds:
Index	5,586,709	—	—	5,586,709
Domestic	24,051,055	—	—	24,051,055
International	4,851,922	—	—	4,851,922
Target Date	10,704,290	—	—	10,704,290
Common Stocks	32,954,253	—	—	32,954,253
Stable Value Investment Contracts	—	10,168,890	—	10,168,890

Total	$94,726,229	$10,168,890	$—	$104,895,119

NOTES TO FINANCIAL STATEMENTS

Northshore Mining Company and Silver Bay Power Company

Retirement Savings Plan

8.	Fair Value of Financial Assets, Continued

The following table presents the financial assets of the Plan measured at fair value on a recurring basis at December 31, 2010:

	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total
Mutual Funds:
Money Market Funds	$5,390,314	$—	$—	$5,390,314
Fixed Income Funds	7,691,564	—	—	7,691,564
Equity Funds:
Index	5,797,669	—	—	5,797,669
Domestic	24,901,392	—	—	24,901,392
International	5,916,894	—	—	5,916,894
Target Date	6,955,275	—	—	6,955,275
Common Stocks	43,211,763	—	—	43,211,763
Stable Value Investment Contracts	—	6,845,106	—	6,845,106

Total	$99,864,871	$6,845,106	$—	$106,709,977

SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES AT END OF YEAR

Form 5500, Schedule H, Part IV, Line 4i

Northshore Mining Company and Silver Bay Power Company

Retirement Savings Plan

EIN 84-1116857

Plan Number 001

December 31, 2011

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(d) Cost	(e) Current Value
*	Cliffs Natural Resources Inc. Common Stock	Stock	N/A	$32,954,253
*	T. Rowe Price DFA Emerging Markets Value	Mutual Fund	N/A	117,519
*	T. Rowe Price Dodge & Cox Int’l Stock	Mutual Fund	N/A	4,112
*	T. Rowe Price Equity Spectrum Income Fund	Mutual Fund	N/A	8,951,876
*	T. Rowe Price Fidelity Spartan EX MKT	Mutual Fund	N/A	1,052
*	T. Rowe Price Loomis Ayles Small Cap Growth	Mutual Fund	N/A	108,757
*	T. Rowe Price New America Growth Fund	Mutual Fund	N/A	4,803,323
*	T. Rowe Price Capital Appreciation Fund	Mutual Fund	N/A	7,359,209
*	T. Rowe Price Prime Reserve Fund	Mutual Fund	N/A	7,451,433
*	T. Rowe Price International Stock Fund	Mutual Fund	N/A	4,730,291
*	T. Rowe Price Pimco High Yield Instl.	Mutual Fund	N/A	55,190
*	T. Rowe Price Stable Value Fund	Stable Value Investment Contract	N/A	9,814,253
*	T. Rowe Price Mid-Cap Growth Fund	Mutual Fund	N/A	7,852,999
*	T. Rowe Price Equity Income Fund	Mutual Fund	N/A	3,394,569
*	T. Rowe Price Boston Co Small Cap Value	Mutual Fund	N/A	531,146
*	T. Rowe Price Vanguard INFL Protected Bond	Mutual Fund	N/A	119,501
*	T. Rowe Price Vangard INST Index	Mutual Fund	N/A	5,586,709
*	T. Rowe Price Retirement 2005 Fund	Mutual Fund	N/A	7,007
*	T. Rowe Price Retirement 2010 Fund	Mutual Fund	N/A	323,759
*	T. Rowe Price Retirement 2015 Fund	Mutual Fund	N/A	1,605,924
*	T. Rowe Price Retirement 2020 Fund	Mutual Fund	N/A	2,570,207
*	T. Rowe Price Retirement 2030 Fund	Mutual Fund	N/A	647,081
*	T. Rowe Price Retirement 2035 Fund	Mutual Fund	N/A	418,698
*	T. Rowe Price Retirement 2025 Fund	Mutual Fund	N/A	1,865,290
*	T. Rowe Price Retirement 2040 Fund	Mutual Fund	N/A	1,148,170
*	T. Rowe Price Retirement 2045 Fund	Mutual Fund	N/A	1,001,821
*	T. Rowe Price Retirement 2050 Fund	Mutual Fund	N/A	359,052
*	T. Rowe Price Retirement 2055 Fund	Mutual Fund	N/A	129,681
*	T. Rowe Price Retirement Income Fund	Mutual Fund	N/A	627,600

				104,540,482

*	Participant Loans	Notes receivable (4.25% to 9.25%)	N/A	2,387,109

				$106,927,591

*	Party-in-interest to the Plan.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on their behalf by the undersigned hereunto duly authorized.

NORTHSHORE MINING COMPANY and SILVER BAY POWER COMPANY RETIREMENT SAVINGS PLAN

	By:	Pension Committee,
Plan Administrator

Date: June 25, 2012	By:	/s/ Timothy K. Flanagan
Chairman

EXHIBIT INDEX

Exhibit Number	Description
23	Consent of Independent Registered Public Accounting Firm, filed herewith.